September 2, 2011
VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-3010
Attention: Ms. Sonia Barros
Ms. Sandra B. Hunter

RE:	INREIT Real Estate Investment Trust Registration Statement on Form 10-12G Supplemental Response Received August 10, 2011 File No. 000-54295
Ms. Barros and Ms. Hunter:
On behalf of INREIT Real Estate Investment Trust, a North Dakota real estate investment trust (the “Trust”), this letter responds to the Staff’s comments presented in the letter dated August 26, 2011. For the Staff’s convenience, each of the Responses is preceded by the related Staff Comment.
Item 1A. Risk Factors, page 33

Comment 1.	We note your responses to comments 1 and 2 in our letter dated July 27, 2011. Your proposed disclosure states that you believe that potential claims will not exceed $1 million and most likely will not exceed your cash and cash equivalents, which exceeded $10 million at March 31, 2011. Please clarify what is meant by “most likely” and reconcile the language in your proposed disclosure to the terms used in ASC 450. Revise your disclosure appropriately.

Response 1.	The Trust proposes revising the proposed disclosure as follows to reconcile the language to the terms used in ASC 450:

“We could be subjected to claims by shareholders that prior securities sales were not proper. However, we presently believe that few, if any, of our shareholders will request rescission due to several factors, including our operating performance continues to be strong over the last three years, increased dividends continue to be declared, dividend payments are covered by our earnings, and, we believe, the current value of our common shares, currently set at $14.00 per share, would exceed the amount a shareholder would receive pursuant to a rescission offer. In fact, based on limited utilization of our repurchase plan (whereby less than 3.5% of the shares sold have been requested to be repurchased under this new plan since January 1, 2011) and known demand for our common shares at $14 per share, we believe that such claims, which we have assessed as a remote possibility, will not exceed $1,000,000. As of March 31, 2011, ~~and most likely would not exceed~~ our cash and cash equivalents~~, which~~ exceeded $10,000,000, which would provide a source of funds to pay any potential claims which could approximate $33,000,000. ~~at March 31, 2011~~. The amount of any such claims, if asserted, however, is ~~speculative~~ remote at this time ~~and the potential claims could approximate $33,000,000~~. If claims are greater than anticipated and such claims are found to be meritorious, our liquidity could be negatively affected and we could be required to sell additional securities or borrow additional funds. We believe we have ready access to any additional capital that might be required, but there is no assurance such funds will be available or, if available, on terms acceptable to us.”

Note 2 — Principal Activity and Significant Accounting Policies, page 7
Segment Information, page 13

Comment 2.	You state that you note similar CAP rates across the majority of your properties and that you also expect the long-term financial performance, specifically the CAP rates, to remain similar across the majority of your properties. Please provide us with your analysis supporting that the CAP rates are “similar” and that you expect them to be “similar.”

Response 2.	The average capitalization rate for the 63 properties held by the Trust for at least one year as of June 30, 2011 is 8.6%. The Trust further evaluated these rates and determined the standard deviation of the portfolio to be 1.5%, which quantified in the number of properties, indicates that 47 of the Trust’s 63 properties fall within a range of +/- 1.5% (or 7.1% to 10.1%) The same analysis for the twelve month period ended December 31, 2010 indicates that 60 properties held for at least one year had an average CAP rate of 8.7% and a standard deviation of 1.7%. For the twelve months ended December 31, 2010, 44 of the 60 properties were within the range of +/- 1.7%. While the Trust does have certain proprieties that fall outside of the standard deviation, as evaluated, there are no distinguishing characteristic or commonality that would segregate one property from another. The Trust believes that the CAP rate analysis on its properties in future periods will show similar deviations from the average historical results.
Note 17 — Related Party Transactions, page 28

Comment 3.	We note your response to comment 4 in our letter dated July 27, 2011. We continue to question your basis for allocating 50% of the acquisition fee paid to your advisor to capitalized financing costs. Please address the following additional items:
•	Please provide us with quantitative support for your advisor’s representation that it spends approximately equal time on discovering the potential property or construction project as is spent on successfully coordinating financing. Tell us if there is a historical record of hours spent on each activity (acquisition versus financing).

•	You note that the advisor is paid for its service of “locating appropriate financing alternatives.” Please clarify if part of the payment is for time spent on exploring other financing alternatives that were not ultimately utilized. If so, please tell us how you determined that this expense would be considered a capitalizable financing cost since it does not appear to be a direct cost of debt ultimately issued.

•	You note that 50% of the 3% one-time fee is allocated to financing costs without regard to the amount financed. Thus, it appears that, when no initial financing is required, the costs capitalized as financing costs would not relate to specific debt and would, thus, not be considered capitalizable financing costs. Please explain.

•	Further to the previous bullet point for instances where no initial financing is required, tell us how you determine the life of the financing for purposes of amortization since the costs do not relate to specific debt

Response 3.	The Trust has reviewed business combinations completed from January 1, 2009, when it began implementation of FAS 141(R), to December 31, 2010. During this period, the Trust completed 24 acquisitions and capitalized loan fees of $941,713. These capitalized fees, which were computed as 1.5% of the transaction value and capped at $150,000 per transaction, were calculated on approximately $70,600,000 of fair value of property acquired. The fees were based on the contracted amount, which was determined by the Trust’s Board taking into account historical experience and negotiations with the Advisor. It was both parties’ best attempt to arrive at an amount that approximated actual circumstances historically.

To provide additional clarity to the Trust’s conclusion of allocating 50% of the Advisor’s fee to financing costs, additional information follows regarding the specific bullet points listed in the comment:
•	At this time, the Advisor has no historical record of the hours spent on acquisition versus financing activities. The allocation of 50% of the acquisition fee to financing is based on the Board Members’ and Advisor’s historical experience with past transactions as well as the Trust’s best good faith effort to rationally allocate the acquisition fee between acquisition related activities and financing related activities.
•	The Advisor attempts to leverage all of the Trust’s properties with debt that has terms and conditions that meet the Trust’s requirements. During certain periods of the economic cycle it is not always possible, practical or prudent to immediately place debt that meets the Trust’s requirements on a property. The process of locating appropriate alternative financing may take several months or in some instances more than a year to accomplish; however there is still a cost to issue this new debt despite the fact that it occurs some time after the acquisition.

•	In 2009, the Advisor placed financing on all but an estimated $3,250,000 of the approximately $42,858,000 in properties acquired during the year. These two smaller properties were eventually financed with long-term loans in July of 2010 and March of 2011. Had the Trust expensed the 1.5% financing fee related to these two properties in 2009, the net effect would have been an increase in expenses of $48,750 in 2009. The Trust does not believe this amount is material to the financial statements.

•	In 2010, the Advisor placed financing on an estimated $12,981,000 of the approximately $27,729,000 in properties acquired during the year. The Advisor did eventually place long-term loans on seven of the properties purchased for approximately $5,630,000 in August of 2011. The Advisor also believes it will successfully secure a line of credit in September 2011 using three properties purchased in 2010 for approximately $6,145,000. Had the Trust expensed the 1.5% financing fee related to the properties acquired in 2010 and not immediately financed, the net effect would been an increase in expenses of $221,218 in 2010. The Trust does not believe this amount is material to the financial statements.

•	For properties where no initial financing is placed, the Trust amortizes the financing fee over the anticipated life of the financing term that is expected to be secured in the future, normally 10 to 20 years. In such cases where immediate financing is not place, financing typically occurs within a one year period following the acquisition. While there may be a slight inconsistency in the matching of financing fees with the actual financing obtained, as stated above, the Trust does not believe these amount are material to the financial statements.

The Trust and the Advisor acknowledge that there may be other methodologies to determine an exact reimbursement amount and actual historical figures are in the process of being compiled. However, the Trust submits that the amount involved is immaterial to the Trust’s operations.

In addition, both the Trust and the Advisor intend to revisit this issue with the SEC’s comments in mind at future meetings and during negotiations with the Advisor with regard to the terms of the advisory agreement. In this regard, the Trust is cognizant of the fact that other publicly-reporting REITs charge a specific percentage of actual financing obtained. Whether and when this sort of arrangement is appropriate at INREIT will depend in large part on the structure of the entire compensation payable to the Advisor which presently includes an annual management fee substantially less than the amount paid by REITs that pay a fixed financing fee.

The Trust plans on filing Amendment No. 4 to the Form 10 to reflect the above referenced changes and changes noted in its response letter to the Commission’s letter dated July 27, 2011 at a future date to reflect all outstanding responses.
If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6729.
Very truly yours,
WINTHROP & WEINSTINE, P.A.
/s/ Philip T. Colton
Philip T. Colton
In responding to the Staff’s comments in the above response letter dated August 26, 2011, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
INREIT Real Estate Investment Trust
By: /s/ Kenneth P. Regan
Name: Kenneth P. Regan
Title: Chief Executive Officer